UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Lakeland Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

511795106
(CUSIP Number)

William G. Reilly, Jr.
c/o Ansell Healthcare Products LLC
111 Wood Ave. South, Suite 210
Iselin, NJ 08830
(732) 345-5947
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 511795106	13D

1	NAMES OF REPORTING PERSONS: Pacific Dunlop Investments (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 504,896
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 504,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 504,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.66%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 511795106	13D

1	NAMES OF REPORTING PERSONS: P.D. International Pty. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 504,896
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 504,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 504,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.66%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 511795106	13D

1	NAMES OF REPORTING PERSONS: P.D. Holdings Pty. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 504,896
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 504,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 504,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.66%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 511795106	13D

1	NAMES OF REPORTING PERSONS: Ansell Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 504,896
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 504,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 504,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.66%
14	TYPE OF REPORTING PERSON: CO

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed on December 23, 2011 (the “Schedule 13D”) by Pacific Dunlop Investments (USA) Inc., a Delaware corporation, P.D. International Pty. Ltd., an Australian proprietary company, P.D. Holdings Pty. Ltd., an Australian proprietary company, and Ansell Limited, an Australian corporation (collectively, the “Reporting Persons”), with respect to their beneficial ownership of 504,896 shares of common stock, par value $0.01 per share (the “Common Stock”), of Lakeland Industries, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On June 12, 2012, the Issuer announced that it had engaged the investment banking firm of Raymond James & Associates, Inc. to assist the Issuer’s Board of Directors in its evaluation of a broad range of financial and strategic alternatives, including, but not limited to, changes in the Issuer’s capitalization, potential restructuring of existing debt or a possible sale of all or part of the Issuer.  Subsequent to such announcement, representatives of the Issuer contacted Ansell Healthcare Products LLC, an affiliate of the Reporting Persons (“Ansell”), to inquire regarding its interest in exploring a range of potential transactions with the Issuer.  Thereafter, following the execution of the Confidentiality Agreement (as defined below), Ansell conducted a due diligence investigation of the Issuer in connection with Ansell’s consideration of a potential acquisition or similar transaction involving the Issuer.

Based on its initial due diligence investigation of the Issuer, Ansell was unable to conclude that an acquisition or similar transaction was in the best interest of Ansell.  Ansell has not made a determination whether to conduct further due diligence with respect to the Issuer but, subject to the consent of the Issuer, reserves the right to do so.  In the event Ansell determines to conduct further due diligence with respect to the Issuer, there can be no assurance that Ansell will determine to make a proposal to the Issuer with respect to an acquisition or similar transaction, but (subject to the terms of the Confidentiality Agreement) Ansell reserves the right to do so.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Prior to the commencement of Ansell’s initial due diligence investigation of the Issuer, Ansell and the Issuer entered into a customary confidentiality agreement (the “Confidentiality Agreement”).  Among other provisions, the Confidentiality Agreement contains obligations to maintain the confidentiality of certain confidential and/or proprietary information that may be disclosed between the parties and mutual standstill provisions prohibiting either party from taking certain actions without the prior written consent of the other party until the earlier of July 26, 2013 or the entry into a definitive agreement with respect to, or the public announcement of a plan to enter into, a transaction involving all or a controlling portion of the equity securities or all or substantially all of the assets of the other party (the “Standstill Period”).  Actions prohibited during the Standstill Period include (a) effecting or seeking, offering or proposing to effect or participate in (i) any acquisition of any debt (including bank and trade debt) or equity securities (or beneficial ownership thereof) or all or substantially all of the assets of the other party, except that either party may beneficially own up to 15% of each class of equity securities of the other party and may own an amount in excess of such percentage solely to the extent resulting exclusively from actions taken by the other party, (ii) any tender or exchange offer, merger or other business combination involving all or substantially all of the assets of the other party, (iii) any solicitation of proxies or consent to vote any voting securities of the other party, (b) forming, joining or in any way participating in a group with respect to debt or voting securities of the other party or otherwise acting, alone or with others, to seek to acquire or affect control or influence the management, board of directors or policies of the other party, or (c) entering into any discussions or arrangements with any third party regarding any of the foregoing.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit 99.2	Confidentiality and Non-Disclosure Agreement between Lakeland Industries, Inc. and Ansell Healthcare Products LLC

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2012

PACIFIC DUNLOP INVESTMENTS (USA) INC.

By:	/s/ William G. Reilly, Jr.
Name:	William G. Reilly, Jr.
Title:	SVP & Secretary

P.D. INTERNATIONAL PTY. LTD.

By:	/s/ David M. Graham
Name:	David M. Graham
Title:	Director

P.D. HOLDINGS PTY. LTD.

By:	/s/ David M. Graham
Name:	David M. Graham
Title:	Director

ANSELL LIMITED

By:	/s/ William G. Reilly, Jr.
Name:	William G. Reilly, Jr.
Title:	SVP & Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.2	Confidentiality and Non-Disclosure Agreement between Lakeland Industries, Inc. and Ansell Healthcare Products LLC